EXHIBIT 99.1

End of FLNG Gimi Force Majeure Events

Golar LNG Limited (“Golar”) announces today that Gimi MS Corp., a subsidiary of Golar, has confirmed a revised project schedule with BP Mauritania Investments Ltd. (“BP”) for the Greater Tortue Ahmeyim project. The revised project schedule will result in the target connection date for the converted floating liquefaction natural gas vessel Gimi, previously scheduled for 2022, as set out in the Lease and Operate Agreement dated February 26, 2019 (the “Lease and Operate Agreement”), being extended by 11 months.

Gimi MS Corp. and BP have now received and given notice to each other confirming with each other the revised project schedule and that there is no FM Event ongoing, as defined in the Lease and Operate Agreement. The terms of the Lease and Operate Agreement are unchanged. The confirmation of a revised project schedule with BP and exchange of notices is expected to facilitate the conclusion of ongoing discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of construction and financing schedules, respectively.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

October 1, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan